EXHIBIT 99.3

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED SEPTEMBER 30, 2004

Results of operations – management discussion

Quarter ended September 30, 2004 versus quarter ended September 30, 2003

Revenue from vessels, net. Net revenue from vessels (freight less brokerage commission) was $71.8 million during the quarter ended September 30, 2004 as compared to $52.5 million during the quarter ended September 30, 2003, an increase of $19.3 million or 37.0%. The number of available days increased by only 13 days, the addition of the La Madrina in Quarter 1, being offset in terms of days by the disposal of the Liberty in Quarter 2. The average number of vessels remained relatively constant at an average of 27.0 vessels in the third quarter 2004 compared to an average of 26.9 vessels in the third quarter 2003.

The primary reason for the increase in revenue was due to the continuous strengthening of the freight market, mainly as a result of continued demand from the Far East and increases in oil supply. Although 436 more days were employed in time charters than the equivalent period (which earn a lower rate than spot related charters), four of the vessels on time-charter (368 days) were on a profit-sharing arrangement taking advantage of increasing rates, and the remaining eleven vessels of the fleet were either on spot or continuous employment at rates totally dependent on the market.

The average time charter equivalent rate per vessel for the quarter was $26,057 per day compared to $17,919 for the previous year. All tanker categories achieved good average rates during the third quarter as follows (last year’s third quarter averages in parentheses):- VLCCs earned an average $55,069 ($35,500), Suezmaxes $26,210 ($20,009), Aframaxes $27,330 ($16,631), Panamaxes $22,819 ($19,271), and Product Carriers $13,963 ($11,552).

The VLCC La Madrina, which was acquired in January, continued operating in the spot market, achieving an average TCE of $74,638 during the quarter, which represents $8.1 million or 11% of the total net revenue of the Company.

Total productivity achieved by the fleet in the third quarter 2004 was 97.8% compared to 90.4% for the third quarter of 2003. Days lost in Quarter 3 related to further repair work on the Tamyra and Victory III, and re-positioning voyages for the Panos G. There was no survey related dry-docking during the period. In the same quarter last year, four vessels were at some stage undergoing survey related dry docking repairs.

Commissions. Commissions were $3.1 million, or 4.1% of revenue from vessels, during the quarter ended September 30, 2004, compared to $2.7 million, which was

4.8% of revenue from vessels, for the quarter ended September 30, 2003. The decrease was due to changes in employment of three vessels where only one broker was required, and to the increased employment of vessels in pool operations under which direct commission payable is lower.

Voyage expenses. Voyage expenses include costs that are directly related to a voyage, such as port charges, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers. Voyage expenses were $18.6 million during the quarter ended September 30, 2004, compared to $17.0 million during the prior year, a 9.4% increase. However, total operating days on spot charter and contract of affreightment actually decreased from 1,102 days in the third quarter of 2003 to 767 days in the third quarter of 2004, a 30% decrease. Bunker prices were approximately 7% higher in Quarter 3, 2004 compared to the previous year’s period.

The primary reason for the increase in voyage expenses was the impact of the charter-in rates on the two suezmaxes that were sold and leased back as the Cape Baker and Cape Balboa in the fourth quarter of 2003. Charter-in freight is accounted for as a voyage expense. The cost of chartering in the two suezmaxes amounted to $4.2 million in the third quarter, 2004. In the previous year’s third quarter, there was a $0.8 million cost of chartering in the product carrier Capella, which was released in early September 2003. In both quarters, the charter-in costs for the Olympia were approximately $2.0 million.

Vessel operating expenses. Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and the three vessels which are chartered-in (Cape Baker, Cape Balboa and Olympia). Total operating costs were $12.9 million during the quarter ended September 30, 2004 as compared to $12.7 million during quarter ended September 30, 2003, an increase of 1.5%. However, there was an increase in operating days of approximately 88 days or 4.5%, over the previous year, in vessels bearing operating expenses, which is equivalent to almost one vessel. The increase was primarily due to the impact of the addition of the VLCC La Madrina.

Vessel operating expenses per ship per day for the fleet increased from $5,778 for the quarter ended September 30, 2003 to $6,090 for the quarter ended September 30, 2004, a 5% increase, due to the addition of the VLCC, the continued pressure of the fall in value of the dollar by approximately 10% against the Euro over the year, which impacted the cost of crew in particular, and increases in insurance costs and the price of lubricants. These increases have been mitigated to a certain extent by the relatively lower costs of running the newly delivered vessels, especially the recently acquired Panamaxes.

Depreciation. Depreciation was $8.9 million during the quarter ended September 30, 2004 compared to $8.8 million during the quarter ended September 30, 2003, an increase of only 1.7%. There were two additional vessels delivered or acquired between the middle of the third quarter of 2003 to the middle of the third quarter 2004 and a sale of one of the operating vessels. This was offset by the sale of the aforementioned suezmaxes in the fourth quarter 2003, which are now operating as chartered-in vessels.

Amortization of deferred charges. We amortize the cost of drydocking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended September 30, 2004, amortization of deferred drydocking charges was $2.1 million compared to $1.8 million during the quarter ended September 30, 2003, an increase of 17.2%. Six vessels underwent dry-docking between the third quarter of 2003 and the third quarter of 2004 at a total cost of approximately $10.5 million, giving rise to extra quarterly amortization of $0.9 million. On the other hand, the amortization of deferred dry-dock charges for three other vessels was completed, reducing amortization by $0.6 million per quarter.

Provision for doubtful receivables. There was no increase in the provision for doubtful receivables in either quarter. During the third quarter of 2004, there was a recovery of approximately $50 thousand previously provided for.

Management fees. The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. Since January 1, 2002 the management fee for all vessels (excluding temporarily chartered-in vessels) was reduced to $15,000 per month. From the beginning of Quarter 3, 2004, the monthly fee was increased to $18,000 for all vessels except the chartered-in vessels and for vessels under construction where, in both cases, the fee was reduced to $12,500 per month. Management believes this is still a very competitive fee to pay for services that cover both the management of the individual vessels and of the enterprise as a whole. Management fees totaled $1.4 million during the quarter ended September 30, 2004, compared to $1.1 million for the quarter ended September 30, 2003, an increase of 24.7%, partly due to the increase in fees and partly due to the net increase in the fleet by one vessel since the middle of Quarter 3, 2003.

General and administrative expenses. G&A expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses were $0.8 million during the quarter ended September 30, 2004 compared to $0.5 million during the previous year quarter 2003, an increase of 63.2% primarily due to additional expenditures relating to investor relations and overseas visits and the significant new requirements for legal and audit services as a result of new corporate governance regulations for public companies. The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs were $887 for Quarter 3, 2004 compared to $657 for the third quarter of 2003 and an average $734 for the year 2003.

Operating income. As a result of the reasons stated above, income from vessel operations was $27.0 million during the quarter ended September 30, 2004 versus $10.5 million during the quarter ended September 30, 2003, representing a 157.8% increase.

Interest and finance costs. Interest and finance costs were $2.5 million for the quarter ended September 30, 2004 compared to $2.6 million for the quarter ended September 30, 2003. Actual loan interest was approximately the same at just over $2.6 million compared to nearly $2.7 million for Quarter 3, 2003, a 2.1% decrease. Although total average bank loans were approximately $400.8 million for Quarter 3, 2004 compared to $502.2 million for the previous year quarter, the average interest rate for the current quarter borne on the Company’s loans was approximately 2.55 % compared to 2.47% for the third quarter of 2003. Interest due on the hedging swaps amounted to $0.7 million in the third quarter of 2004, although none was due in the third quarter of 2003. The average all-in finance cost in Quarter 3, including swap interest, was 3.33% compared to 3.23% in last year’s third quarter.

There was a positive movement of $1.8 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the third quarter of 2004, which is accounted for through the income statement and is included in Interest and finance costs, compared to a positive movement of $2.8 million in the third quarter of 2003. This equaled actual interest payable on these non-hedging swaps which expired during the third quarter.

Capitalized interest in the third quarter of 2004 was $0.8 million compared to $0.2 million in the previous year, due to the extra number of vessels under construction during the past year, and a modest increase in average interest rates.

Interest income. Interest income was $136 thousand during the third quarter of 2004 and $90 thousand during the quarter ended September 30, 2003, due to higher average bank deposits.

Foreign exchange losses. There were no significant foreign exchange losses in the third quarter of 2004 nor in the third quarter of 2003.

Share of profits of joint venture. The joint venture LauriTen Ltd. was terminated in August 2003. After setting-off those costs to be written-off, the final quarterly amount due to TEN Ltd. of net income from the joint venture for the quarter ended September 30, 2003 was less than $0.1 million.

Amortization of the deferred gain on the sale of vessels. The Company sold two Suezmaxes in a sale and leaseback transaction in Quarter 4, 2003. The total gain of $15.8 million has been deferred and is being amortized over the five-year minimum charter period. The amortization of this gain amounted to $0.8 million for the third quarter of 2004.

Other, net. There were no other costs or income in the period. For the third quarter of 2003, the Company incurred non-recurring charges amounting to $0.1 million relating to the investigation of companies for possible acquisition purposes.

As a result of the foregoing, net income for the quarter ended September 30, 2004 was $25.5 million, or $1.26 per share, basic, versus $8.0 million, or $0.47 per share, basic, during the quarter ended September 30, 2003, an increase of 217.0% (or a 168.1% increase in terms of basis eps).

Liquidity and capital resources.

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2006, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $31.1 million at September 30, 2004 compared to net current liabilities of $15.4 million as at September 30, 2003. Total cash balances as at September 30, 2004 amounted to $91.9 million, compared to $39.4 million a year previously. Cash includes an amount of $15.0 million relating to three three-year cash investments of $5.0 million each.

Net cash provided by operating activities was $34.3 million in the quarter ended September 30, 2004 compared to $17.7 million in the previous year, a 93.6% increase, due primarily to the significant increase in profits.

Expenditure on dry-dockings is deducted from cash generated by operating activities. There was no expenditure during Quarter 3, 2004 on dry-dockings, while in the previous year’s quarter there was expenditure of $6.7 million. Programmed expenditure on dry-dockings is much reduced due to the intensive survey repair programme over the preceding two years. Only two vessels have been scheduled for dry-docking within 2004, of which one was completed during the first quarter, on the chartered-in Olympia, and was paid for by the owner. Work relating to the Tamyra commenced in the first quarter, but was completed in the second and most expenditure was incurred, therefore, in the second quarter. Some preliminary expenditure will be incurred in Quarter 4, 2004 for the special survey of the Victory III, due in 2005. The Bregen, originally scheduled for a 2004 special survey, will undergo dry-docking in 2005. There remains the possibility that the dry-docking of either or both of these vessels may be brought forward to start in November or December 2004.

Net cash used in investing activities was $26.3 million for the quarter ended September 30, 2004, compared to $74.3 million for the quarter ended September 30, 2003. All the expenditure in this year’s quarter relates to installments for the ongoing newbuilding construction programme. It includes the initial installment of $4.7 million on a new order for an Aframax to be constructed by the Sumitomo yard of Japan, for delivery in March 2007. The total number of vessels on order is fourteen to be delivered between January 2005 and May 2007 with a total contract value of $707.6 million of which $103.3 million had been paid by September 30, 2004.

In the third quarter 2004, the sale of the Toula Z was agreed upon and will be concluded on December 15, 2004, subject to the buyer not canceling. The vessel sale will result in an expected capital gain of $12 million and, after repayment of debt, will leave $23 million free cash. As the vessel was not available for immediate sale, the vessel continues to be accounted for as part of continued operations until the actual delivery.

Net cash used in financing activities was $10.8 million in the quarter ended September 30, 2004, compared to $41.5 million derived from financing activities in September 30, 2003. There were no new proceeds from new bank loans in the quarter, compared to proceeds of $51.6 million in the previous year’s quarter. On the contrary, there were repayments of $8.4 million, and a prepayment of $2.6 million relating to a portion of a major loan allocated to the Liberty which had been sold in Quarter 2. Further scheduled repayments in the fourth quarter of 2004 will amount to $12.6 million and it is expected to prepay an amount of approximately $20 million relating to the sale of the Toula Z.

In the previous year’s quarter an amount of $1.1 million was paid in relation to the repurchase of common stock. No stock was repurchased at all in 2004. $0.4 million was raised from the exercise of stock options. No options were exercised within the third quarter of 2003.

An initial 70 cent dividend was declared for the fiscal year 2004, payable in Quarter 4, 2004. In total an amount of $14.1 million was paid in October 2004. Earlier in 2004 a final 50 cent dividend for the fiscal year 2003 was declared in February 2004 and was paid on April 29, 2004. The total amount paid was $8.6 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.

Total net debt outstanding decreased from $408.4 million at the beginning of the third quarter to $397.4 million by the end of the quarter. The debt to capital ratio was approximately 46% by September 30, 2004. No further interest rate swaps were arranged during the third quarter. The two remaining swaps which did not meet hedging criteria and covered a notional $100 million expired in August 2004, bringing interest rate coverage on outstanding loans down to approximately 75%.